UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form SD

Specialized Disclosure Report

HEXCEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-08472 (Commission File Number)	94-1109521 (I.R.S. Employer Identification No,)

Two Stamford Plaza, 281 Tresser Boulevard
Stamford, Connecticut	06901-3238
(Address of principal executive offices)	(Zip Code)

Gail E. Lehman, Executive Vice President, General Counsel and Secretary
(203) 969-0666

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Hexcel Corporation (“Hexcel”) has included the disclosures required by this Item in its Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD, and is publicly available under the Investor Relations section of Hexcel’s website at https://investors.hexcel.com/sustainability/our-social-commitment/default.aspx. The content of any website referred to in this Form SD or the related Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the related Conflict Minerals Report.

Item 1.02 Exhibit

Hexcel’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01—Conflict Minerals Report for the reporting period from January 1, 2021 to December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HEXCEL CORPORATION

By:	/s/ Gail E. Lehman	Date: May 31, 2022
Name: Gail E. Lehman
Title: Executive Vice President, General Counsel and Secretary